Exhibit 99.1

News Release

November 6, 2020

TELUS reports operational and financial results for third quarter 2020

Industry-leading customer growth of 277,000 net additions, representing TELUS’ highest quarter on record for combined wireless and wireline loading, driven by best-in-class customer experience over a world-leading network, powered by a leading team culture, alongside superior product and service offerings

Total wireless net additions of 198,000, including 111,000 high-quality mobile phone net additions, flat to the prior year, and 87,000 mobile connected devices, up 5,000; low blended mobile phone churn below 1 per cent for the third consecutive quarter

Industry best wireline net additions of 79,000, inclusive of 50,000 internet net additions representing the highest internet loading quarter since 2002

Consolidated revenue growth of 7.7 per cent and EBITDA decline of 0.6 per cent, reflective of consistent execution and resiliency in a challenging operating environment; year-to-date revenue and EBITDA growth of 5.6 per cent and 0.3 per cent respectively

Quarterly dividend increased to $0.3112 per share, representing an approximate 7 per cent increase as TELUS resumes its leading multi-year dividend growth program, supported by a robust capital structure, strong liquidity position, and healthy cash flow generation

Building on our strong and consistent operating and financial momentum, TELUS expects to achieve 2020 free cash flow at the lower end of our original target range of $1.4 to $1.7 billion

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the third quarter of 2020. For the quarter, consolidated operating revenue of $4.0 billion increased by 7.7 per cent over the same period a year ago. Earnings before interest, income taxes, depreciation and amortization (EBITDA) decreased by 3.1 per cent to $1.4 billion while Adjusted EBITDA was down 0.6 per cent. This decline reflects multiple impacts from the COVID-19 pandemic, declines in wireline legacy voice and legacy data services and higher employee benefits and other costs including support for business acquisitions. This was partly offset by: growth in wireline data service margins resulting from business acquisitions; expanded services and subscriber base growth; increased organic and inorganic EBITDA contribution from TELUS International (TI) business growth; and enhanced cost efficiency programs.

“TELUS once again achieved strong operational and financial results in the third quarter, characterized by excellent execution, resulting in industry-leading and record high customer growth of over 277,000 net new additions,” said Darren Entwistle, President and CEO. “This accomplishment, realized against the backdrop of an unprecedented operating environment as a result of the global pandemic, reflects the effectiveness of our world-leading performance culture, underpinned by our highly engaged team. TELUS’ recent recognition as the highest ranking Canadian organization on Forbes’ World’s Best Employers ranking is a testament to the skill, passion and grit of our high-performing team around the world.”

“Leveraging our best-in-class customer service and strong digital capabilities, we continued to achieve robust customer growth in the quarter, including 111,000 high-quality mobile phone net additions and 79,000 wireline customer additions, driven by 50,000 internet, 19,000 TV and 18,000 security net additions, in addition to the lowest residential voice net losses since 2004. This was supported by strong and enhanced customer loyalty across our key product lines, including blended mobile phone and internet churn both below one per cent, and TV churn of one per cent, backed by our world-leading wireless and fibre broadband networks.”

Darren added, “TELUS’ broadband networks continue to perform exceedingly well through the COVID-19 health crisis, and the efficacy of our ongoing technology investments is reflected in numerous awards from leading independent network authorities. Notably, UK-based Opensignal ranked TELUS as having the fastest network in the world in their Global Mobile Network Experience Awards, stating that TELUS’ 4G LTE network speeds surpass not only our Canadian competitors, but they also exceed the 5G network speeds of the top wireless carriers in the United States. This award builds on our multiple third-party acknowledgements for wireless network excellence from U.S.-based PCMag and Ookla, as well as Canada-based Tutela, all received every year for three or more years. Our PureFibre network is receiving similar recognition, with PCMag ranking TELUS as the fastest internet service provider (ISP) in Canada, further reinforcing TELUS’ leadership as Canada’s Best Gaming ISP for 2020, amongst major providers, as announced by PCMag earlier this year. As we continue to rollout our globally leading 5G and fibre networks in the months and years to come, Canadians will have access to exceptional speed, quality and coverage that will catalyse dramatic innovations in health, educational, environmental and socio-economic outcomes for the benefit of Canadians. Importantly, the growing ubiquity of our broadband technology will amplify our entrepreneurial spirit; unleash human productivity; and drive the economic growth and diversity that is key to Canada’s fiscal recovery.”

“Today, we are announcing the reinstatement of our multi-year dividend growth program, now in its tenth year and targeting annual growth between seven and 10 per cent through 2022. The 7 per cent increase reflects our confidence in the outlook for our business, the sustainability of strong results, as well as our robust free cash flow generation and expected future free cash flow expansion. Today’s increase is the 19th since 2011, and reinforces the strength of our financial and operational performance, which enable us to successfully execute on our industry-leading shareholder-friendly program in combination with a strong balance sheet. TELUS has now returned nearly $19 billion to shareholders, including $13.6 billion in dividends, representing approximately $15 per share since 2004.”

“Our TELUS team continues to manage the impacts of the pandemic, while taking care of our team members, customers and communities,” Darren expressed. “In this regard, we expanded our Internet for Good low cost, high-speed internet program, which is already accessible to economically challenged families and K-12 students, to also support Canadians living with disabilities. We have now enabled over 68,000 low-income family members and people with disabilities in B.C., Alberta and Quebec. Similarly, we extended our Mobility for Good program to all provinces across Canada, and now provide free smartphones and data plans to more than 20,000 youth who are making the difficult transition out of foster care. Moreover, we have distributed over 350,000 TELUS masks to help Canadians stay safe during the pandemic, and fundraised almost $400,000 this year for the TELUS Friendly Future Foundation to support COVID-19 health-related initiatives. Indeed, our TELUS teams’ passionate efforts to protect and support our communities and our customers was recognized by the Wall Street Journal, which ranked TELUS 29th in their 100 Most Sustainably Managed Companies in the World report, and 15th, globally, in the subcategory of social capital. TELUS is the only telecommunications company and one of only three Canadian companies named to this global list, further exemplifying our leadership in social capitalism and demonstrating that Canadians can count on the TELUS team, even during the most trying of times.”

Doug French, Executive Vice-president and Chief Financial Officer said, “In the third quarter, TELUS once again delivered a strong set of operational and financial results, during what has been an unprecedented time for all of us. Our third quarter results showcase the efficacy of our strategic focus on profitable customer growth, our strong and differentiated asset mix targeting high-growth verticals, and our proactive focus on operational effectiveness and margin accretive initiatives.”

“We have remained focused on maintaining a strong balance sheet to ensure financial flexibility amid an uncertain global economic environment,” Doug added. “In October, we leveraged attractive credit market conditions to successfully complete a $500 million debt offering at an attractive rate of 2.05 per cent, the lowest coupon on record for a Canadian BBB 10-year issuance. Our weighted average interest rate on long-term debt now sits at 3.85 per cent, down from 3.98 per cent one year ago, along with an average term to maturity of nearly 13 years. This strong financial position allows us to continue to pursue thoughtful and strategic growth initiatives, including our acquisition of Lionbridge AI announced today, as well as AFS Technologies, which further support TELUS’ long-term growth trajectory.”

“As we head into the final quarter of the year, and into 2021, we are well-positioned to build on the operating momentum established this year, taking the valuable learnings from the pandemic to enhance our go-to-market strategy and support our efforts to maintain TELUS’ track record of consistently delivering strong results quarter-in and quarter-out. Leveraging our highly differentiated and superior asset mix, we continue to focus on generating sustainable free cash flow growth, which will in turn support the consistent return of capital through our long-standing and transparent dividend growth program. Despite the challenging environment ahead, we are striving to deliver flat EBITDA growth for the full year 2020, along with strong free cash flow at the lower-end of our original target range,” Doug concluded.

In the quarter, we added 285,000 new wireless, internet, TV and security customers, up 27,000 over the same quarter a year ago. Residential voice losses of 8,000 improved by 4,000 over the same period a year ago, resulting in total net additions of 277,000. The net additions included 111,000 mobile phones, 87,000 mobile connected devices, as well as 50,000 internet, 19,000 TV and 18,000 security customers. Our total wireless subscriber base of 10.6 million is up 4.9 per cent over the last twelve months, reflecting a 2.3 per cent increase in our mobile phones subscriber base to 8.9 million and a 20.3 per cent increase to our mobile connected devices subscriber base to over 1.7 million. Additionally, our internet connections are up 7.2 per cent over the last twelve months, nearing 2.1 million customers, our TV subscriber base of 1.2 million is higher by 4.4 per cent and our security customer base expanded to 684,000.

Free cash flow of $161 million decreased by $159 million over the same period a year ago, largely from increased income tax payments as several government jurisdictions permitted the deferral of income tax instalments from the first and second quarter of 2020 into the third quarter of 2020 due to the pandemic, in addition to lower EBITDA attributed to pandemic impacts. Excluding cash taxes, free cash flow of $359 million decreased by $58 million or 14 per cent.

Consolidated capital expenditures of $741 million decreased by 0.9 per cent over the same period a year ago due to the timing of our fibre build activities and efficiencies in our 4G network expenditures. These decreases were partially offset by increased investments in our 5G network, in addition to investments to increase system capacity and reliability during the pandemic. With our ongoing investments, we are advancing wireless speeds and coverage that enabled our 5G network launch, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business and healthcare solutions.

At the end of the quarter, our TELUS PureFibre network covered approximately 2.41 million premises, or approximately 78 per cent of our high-speed broadband footprint, reflecting an increase of approximately 270,000 fibre premises over the last twelve months. Furthermore, at September 30, 2020, our 5G network covered over 7.3 million Canadians representing almost 20 per cent of the Canadian population. At the end of the third quarter, our 5G network was available in 24 cities and we expect to increase our coverage to a total of 50 communities by the end of 2020.

For the quarter, net income of $321 million decreased by 27 per cent over the same period last year and Basic earnings per share (EPS) of $0.24 decreased by 33 per cent. These declines reflect multiple impacts from the COVID-19 pandemic, increased depreciation and amortization from capital assets growth, including acquisitions, declines in wireline legacy voice and legacy data services, and higher non-labour-related restructuring and other costs.

When excluding the effects of restructuring and other costs, income tax-related adjustments, lease-up period and other equity losses related to real estate joint ventures, and a long-term debt prepayment premium in the third quarter of 2019, adjusted net income of $356 million decreased by 22 per cent compared to the prior year, while adjusted basic EPS of $0.28 was down 28 per cent.

COVID-19 update

On September 23, 2020, approximately 8 months after the first case of COVID-19 was reported in Canada, the Prime Minister declared that a second wave of COVID-19 was already underway in most of Canada. Since the beginning of the pandemic, we have focused relentlessly on keeping Canadians connected and on the health, safety and well-being of our team members, our customers and our communities. Our Executive Team continues to be guided by advice from our Emergency Management Operating Committee (EMOC) and the TELUS Medical Advisory Council (MAC).

The pandemic has impacted our operations and financial condition and we expect many of these trends to continue into the fourth quarter of 2020 and into 2021. As we navigate through the pandemic, we continue to take various steps to mitigate the negative effects, including pursuing cost savings initiatives and margin accretion opportunities.

Late in the second quarter of 2020, we commenced re-opening our conventional retail stores that were previously closed as a result of the pandemic and by July 31, 2020, a majority had been re-opened. While the health emergency has had a negative impact on customer loading and overall store traffic, our wireless gross additions have been resilient and only marginally lower over prior year periods as we successfully leveraged our digital assets to support customer growth and retention activities. Coinciding with wireless industry retail stores having re-opened by the third quarter of 2020, the typical third quarter seasonal promotional intensity was exacerbated by pent-up demand coming out of retail closures and lockdowns from the second quarter of 2020. This has led to industry churn starting to return to pre-pandemic levels. We have experienced decreases in wireless roaming revenues with the closure of borders and corresponding decline in customer travel. We expect declines in roaming revenue to persist throughout the health crisis as the closure of borders, including those of Canada and the U.S., and decreases in customer travel continue.

With respect to small and medium-sized business (SMB), we expect lower contribution from our business customers as we anticipate that many SMB enterprises will be forced to close and/or reduce the scope of their operations.

In our health business, we have seen an improvement as our health clinics have re-opened, but due to restrictions in place to protect patients during the pandemic, the clinics are still unable to offer their full suite of core services. Additionally in our health business, increased demand for virtual care solutions carried into the third quarter of 2020 and we are seeing increased demand for our Home Health Monitoring (HHM) solutions within certain provinces, as well as increased demand for our LivingWell Companion™ by TELUS Health, enabling Canadians to access 24/7 emergency support.

TI was impacted by temporary operating restrictions of certain centres, however TI’s ability to quickly enable team members to work and support customers from home and in other modified work locations has helped to mitigate these impacts. Certain TI clients also continue to experience challenges, in particular those clients in travel and hospitality-related businesses, however, the decline in business from these clients was offset by increases in business from clients in the games, media and ecommerce food delivery industries. While some delivery centres have begun to welcome back more team members, TI is planning for the majority of its team to make a gradual return to its centres provided it has been deemed safe to do so by local government and health authorities, in addition to guidance from the TELUS MAC and its own best practices.

In the third quarter of 2020, cash receipts from customers have been steadily recovering from earlier declines experienced in the second quarter of 2020. We believe government assistance programs designed to support individuals and businesses, as well as the resumption of collections activities, were key contributing factors to the improvement in cash receipts in the third quarter.

In addition to the financial impacts described above, we continued to take various steps to support our community during these challenging times. As the global leader in social capitalism, TELUS made a $20 million commitment to help build public healthcare capacity and support vulnerable communities through the COVID-19 pandemic and beyond. Below are select highlights of the steps we are taking through this committment:

•	Donating over 14,000 devices and free rate plans - valued at over $9 million - to over 325 organizations, helping hospitalized COVID-19 patients connect virtually with loved ones, while also enabling isolated seniors and other vulnerable Canadians to sustain contact with health practitioners and social support services.
•	Expanding Mobility for Good nationally to 20,000 youth aging out of foster care.
•	With the help of an additional $250,000 donation from the TELUS Friendly Future Foundation, repurposing TELUS Health for Good clinics to support COVID-19 response and administering almost 10,000 COVID assessments and tests.
•	Providing K-12 students in need in B.C and Alberta with expedited access to Internet for Good, allowing them to learn from the safety of their home.
•	Expanding Internet for Good to include 200,000 people living with disabilities who receive financial disability assistance in B.C., Alberta and Quebec.
•	Disbursing over $2 million in TELUS Friendly Future Foundation grants to 24 charitable partners nationwide in support of healthcare relief efforts including London Health Sciences Centre, CHUM University of Montreal's Hospital Centre Foundation, Manitoba Health Sciences Centre and Centre for Addiction and Mental Health Foundation.
•	Giving over $5 million to close to 500 grassroots charities working on the front lines of the pandemic, including Pacific Immigrant Resources Society, Urban Society for Aboriginal Youth, Covenant House Toronto and the Fondation Institut de gériatrie de Montréal, enabling them to continue their critically important work supporting diverse populations.
•	Extending $1 million to support world class research at institutions including Sunnybrook Hospital Foundation and the McGill Hospital Foundation focused on addressing the public health crisis.
•	Enabling Canadians to stay safe through the sale of 50,000 TELUS critter masks with proceeds supporting the work of the TELUS Friendly Future Foundation.
•	Donating 13,000 backpacks filled with essential school supplies and reusable youth-sized face masks to support a successful return to learning.
•	Supporting the public health crisis through a unique leadership gift, TELUS CEO Darren Entwistle donated $400,000 of his salary to essential hospitals, community health centers and critical COVID-19 research across Canada. Additionally, the Entwistle Family Foundation matched a portion of the salary donations, with a $150,000 gift, in order to maximise the TELUS team’s commitment to supporting healthcare in Canada and helping those most impacted by COVID-19. The philanthropic gift from Mr. Entwistle and the Family Foundation includes:
o	A $100,000 donation made to BC Women’s Hospital Foundation in May to support virtual care technology;
o	A $100,000 contribution given to McGill University Health Centre Foundation in June to enable ICU patients to virtually connect with loved ones;
o	A $100,000 gift to support vulnerable and isolated seniors contributed to Covenant Health Foundation in Alberta in July; and
o	A final $100,000 donation given to Sunnybrook Hospital Foundation in Ontario in August to urgently address the alarming increase in suicides during the pandemic.

For further discussion on the effect of the COVID-19 pandemic on the environment in which we operate, refer to section 1.2 in our third quarter 2020 Management’s discussion and analysis.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2020	2019	change
Operating revenues	3,981	3,697	7.7
Operating expenses before depreciation and amortization	2,591	2,263	14.5
EBITDA(1)	1,390	1,434	(3.1)
Adjusted EBITDA(1)(2)	1,456	1,463	(0.6)
Net income	321	440	(27.0)
Adjusted net income(1)	356	458	(22.3)
Net income attributable to common shares	307	433	(29.1)
Basic EPS(3) ($)	0.24	0.36	(33.3)
Adjusted basic EPS(1)(3) ($)	0.28	0.39	(28.2)
Capital expenditures(4)	741	748	(0.9)
Free cash flow(1)	161	320	(49.7)
Total subscriber connections(5) (thousands)	15,719	14,500	8.4

(1)	EBITDA, Adjusted EBITDA, Adjusted net income, Adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.
(2)	Adjusted EBITDA for the third quarters of 2020 and 2019 excludes restructuring and other costs of $58 million and $29 million respectively, and lease-up period and other equity losses related to real estate joint ventures of $8 million in the third quarter of 2020.
(3)	On March 17, 2020, TELUS shareholders received one additional share for each share owned on the record date of March 13, 2020. All information pertaining to shares outstanding and per-share amounts in this news release for periods before March 17, 2020, reflects retrospective treatment of the two-for-one share split
(4)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
(5)	The sum of active mobile phone subscribers, mobile connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Security Services Canada, Inc. (ADT Canada) (acquired on November 5, 2019). During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 security subscribers as a result of a business acquisition.

Third Quarter 2020 Operating Highlights

As noted in Section 1.2 of our third quarter 2020 Management’s discussion and analysis, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the third quarter of 2020. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose.

TELUS wireless

•	External wireless operating revenue was essentially flat to the prior year, as equipment and other service revenues increased by 7.5 per cent, offset by a decline to network revenue discussed below.
•	Network revenue decreased by $46 million or 2.9 per cent, reflecting a 5.0 per cent decline in mobile phone ARPU as outlined below, partly offset by a 4.9 per cent increase in the subscriber base over the last 12 months.
•	Equipment and other service revenues increased by $38 million or 7.5 per cent, reflecting higher-value smartphones in the sales mix for gross additions and retention units.
•	Mobile phone ABPU was $71.39, reflecting a decrease of 4.9 per cent. This decrease reflects the impacts caused by the COVID-19 pandemic including: (i) significantly reduced roaming revenue from changing customer behaviour related to travel restrictions; (ii) the temporary closure of approximately 90 per cent of our conventional retail stores beginning in March 2020 through a majority of the second quarter which hindered customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; and (iii) decreases in chargeable data usage as more people work from home and offload their mobile devices onto Wi-Fi networks. Mobile phone ABPU was also impacted by continued declines in chargeable data usage, and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. Mobile phone ABPU declination was partly offset by growth resulting from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discount offerings, which we introduced at the beginning of the third quarter of 2019, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix.
•	Mobile phone ARPU was $58.54 in the third quarter of 2020, a decrease of 5.0 per cent. Mobile phone ARPU was impacted by the same items noted above for Mobile Phone ABPU, with the exception of: (i) our TELUS Easy Payment device financing program; (ii) prior to our TELUS Easy Payment device financing program, devices with subsidies; and (iii) contracted device upgrades.
•	Mobile phone churn rate was 0.99 per cent as compared to 1.09 per cent in the same period a year prior, reflecting the impacts of reduced switching activity between carriers due to the COVID-19 pandemic. This decline also reflects the successful utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back™ and TELUS Family Discount offerings, our focus on executing customers first initiatives and retention programs, and our leading network quality.
•	Mobile phone gross additions were 370,000, reflecting a decrease of 18,000 compared to the same period a year ago. This decline is reflective of fewer activations from travelers due to border restrictions. The decline more than offset higher loading from growth in the Canadian population, successful promotions and expanded channels, including enhancing the capabilities of our digital footprint.
•	Total subscriber net additions were 198,000, compared to 193,000 in the prior year. Mobile phone net additions were 111,000 in the third quarter of 2020, flat to the prior year. Mobile connected device net additions were 87,000 as compared to 82,000 in the third quarter of 2019, due to increased demand for Internet of Things solutions, partly offset by lower tablet net additions.
•	EBITDA of $945 million decreased by $25 million or 2.6 per cent, while Adjusted EBITDA of $961 million was lower by $15 million or 1.6 per cent over last year, reflecting the impacts of the COVID-19 pandemic, including lower roaming revenue resulting from restricted travel, the temporary closure of approximately 90 per cent of our conventional retail stores, and decreases in chargeable usage as more people work from home and offload their mobile devices onto Wi-Fi networks. This was partially offset by enhanced cost efficiency programs, increased gains on sales of assets, and increases in our subscriber base.

TELUS wireline

•	External operating revenues increased by $285 million or 18 per cent, primarily driven by data services revenue growth as discussed below.
•	Data services revenues growth of 23 per cent was driven by a combination of higher revenues from our diverse portfolio of solutions, including our TI customer care and business services which included contribution from our acquisition of Competence Call Center (CCC) in the first quarter of this year. The increased revenues was also from growth in our home and business smart technology (including security) which included contribution from our fourth quarter 2019 acquisition of ADT Canada, internet and third wave data services. Additionally, this growth was driven by increased revenues from our virtual care solutions. This growth was partly offset by impacts resulting from the COVID-19 pandemic, including a decline in health revenue mainly from the temporary closures of our conventional Medisys and Copeman clinics for all non-essential services and reduced health benefit claims, in addition to lower revenue from business customers as they redeploy their resources. Data services revenues growth was also impacted the ongoing decline in legacy data service revenues.
•	Internet net additions of 50,000 increased by 18,000, as a result of continued net new demand from consumers and businesses for our PureFibre services as we continued to keep our customers connected through offering a range of installation options, as well as lower customer churn resulting from our customers first initiatives and retention programs, the success of our bundled product offerings, and reduced switching activity between providers due to the COVID-19 pandemic. Additionally, we continued our focus on connecting more homes and businesses directly to fibre.
•	TV net additions were 19,000, flat to the prior year, due to strong retention efforts, the success of our bundled product offerings, and reduced switching activity due to the pandemic. These factors offset lower gross additions from the changing landscape of increased streaming services.
•	Security net additions of 18,000 reflected an increase of 4,000, which was driven by strong organic growth as we keep our customers connected and protected through offering a range of installation options and demand from our bundled product offerings.
•	Residential voice net losses were limited to only 8,000, representing our fewest quarterly net losses since 2004, and were down 4,000 compared to the same period a year ago. The residential voice subscriber losses continue to reflect the trend of substitution by wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings and our strong retention efforts, including lower-priced offerings.
•	EBITDA of $445 million decreased by $19 million or 4.1 per cent. Adjusted EBITDA of $495 million increased by $8 million or 1.6 per cent. This increase reflects: increased contribution from TI as a result of the acquisition of CCC and expanded services for existing customers and customer growth; growth from our home and business smart technology (including security), driven by business acquisitions and expanded services; and higher internet margins. This growth was partially offset by higher employee benefits expense, as well as higher operating and administrative costs associated with business acquisitions and TI growth, a decline in TV margins as a result of lower revenue per customer and higher content costs, and a decline in the EBITDA contribution from our legacy voice and data services. Our health business saw growth from our virtual care solutions, which was mostly offset by higher product costs in support of growth, lower contribution from our conventional health business in Medisys and Copeman clinics, and reduced health benefit claims due to the lingering COVID-19 pandemic impacts on business recovery.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.3112 per share on the issued and outstanding Common Shares of the Company payable on January 4, 2021 to holders of record at the close of business on December 11, 2020. This fourth quarter dividend represents an increase of 6.8 per cent from the $0.29125 quarterly dividend paid on January 2, 2020 and is the nineteenth dividend increase since TELUS announced its original multi-year dividend growth program in May 2011.

TELUS announces agreement to acquire Lionbridge AI through TELUS International (TI)

On November 6, 2020, TELUS announced that it has agreed to acquire Lionbridge AI, a market leading global provider of crowd-based training data and annotation platform solutions used in the development of AI algorithms to power machine learning, for approximately $1.2 billion (approximately US$935 million), through TI. As a division of Lionbridge Technologies, Inc. - a privately-held company that is part of the portfolio of H.I.G. Capital companies with more than 20 years of industry experience - Lionbridge AI is one of only two globally-scaled, managed training data and data annotation services providers in the world. Data annotation is the essential process of labeling data to make it usable for AI systems, and Lionbridge AI annotates data in text, images, videos, and audio in more than 300 languages and dialects for some of the world’s largest technology companies in social media, search, retail and mobile.

TELUS acquires AFS Technologies

On August 19, 2020, we acquired 100 per cent of AFS Technologies Inc., a business complimentary to our existing technology-related lines of business providing trade promotion and supply chain software solutions to consumer packaged goods companies, food distributors and food manufacturers for approximately $315 million. The investment was made with a view to growing our existing smart data solutions business.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting in excess of $1.6 billion in taxes in the first three quarters of 2020 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. When including spectrum remittances, we have remitted in excess of $33 billion in taxes and spectrum since 2000.
•	Investing over $2.2 billion in capital expenditures primarily in communities across Canada in the first three quarters of 2020 and approximately $44 billion since 2000.
•	Spending $5.9 billion in total operating expenses in the first three quarters of 2020, including goods and service purchased of approximately $4.2 billion. Since 2000, we have spent $129 billion and $87 billion respectively in these areas.
•	Generating a total team member payroll of $2.3 billion in the first three quarters of 2020, including payroll taxes of $120 million. Since 2000, total team member payroll totals $50 billion.
•	Returning approximately $1.5 billion in dividends year-to-date through four quarterly dividend payments through November 6, 2020 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned $18.8 billion to shareholders through our dividend and share purchase programs, including $13.6 billion in dividends, representing approximately $15 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2020 conference call is scheduled for Friday, November 6, 2020 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until December 6, 2020 at 1-855-201-2300. Please use reference number 1252440# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our current expecations regarding out ability to achieve flat EBITDA growth for 2020 as well as annual free cash flow at the lower end of our original target range and and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Due to the wide range of possible outcomes of the COVID-19 pandemic and the uncertainty with regard to the length of the pandemic and measures in place to limit its spread and transmission, the impact on our business cannot be accurately forecasted as of the date of this news release.

During the third quarter of 2020, the Canadian Prime Minister announced that a second wave of COVID-19 was already underway in most of Canada as described in Section 1.2 of the third quarter 2020 MD&A. Given the uncertain magnitude, duration and potential outcomes of this second wave, we cannot accurately provide an update on our outlook and 2020 guidance, which we withdrew in May 2020. Forward-looking statements in this press release regarding our ability to achieve flat EBITDA growth for 2020 as well as annual free cash flow at the lower end of our original target range are based on the assumption that our business, as well as overall economic conditions, will not change materially in the final quarter of 2020. In addition to the risks and uncertainties confronting our business as described below, these statements are subject to the risk that government assistance in response to the pandemic will not continue or will not be effective, that the economic recovery currently underway will stall and that the economic conditions in Canada and other jurisdictions will worsen, and that the second wave of COVID-19 will intensify beyond current expectations.

Other risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•	Regulatory decisions and developments including changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our third quarter 2020 Management’s discussion and analysis (MD&A), such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction in wireless plans using between two to six GB of data over a two year period by the national wireless carriers; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•

Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in our TELUS International customer care and business services given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•	Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability; including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction expected to take place in 2021 and the millimetre wave spectrum auction targeted to take place in 2021, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2023. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•	Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, the level of our employee engagement, and the health of our team.

•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2019 annual and third quarter 2020 MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2020 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include, but are not limited to significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations.

Reconciliation of adjusted net income

	Three months ended September 30
C$ and in millions	2020	2019	Change
Net income attributable to Common Shares	307	433	(126)
Add (deduct):
Restructuring and other costs, after income taxes	43	22	21
Income tax-related adjustments	(2)	(17)	15
Lease-up period and other equity losses related to real estate joint ventures	8	—	8
Long-term debt prepayment premium, after income taxes	—	20	(20)
Adjusted Net income	356	458	(102)

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$	2020	2019	Change
Basic EPS	0.24	0.36	(0.12)
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.03	0.02	0.01
Income tax-related adjustments, per share	—	(0.01)	0.01
Lease-up period and other equity losses related to real estate joint ventures, per share	0.01	—	0.01
Long-term debt prepayment premium, after income taxes, per share	—	0.02	(0.02)
Adjusted basic EPS	0.28	0.39	(0.11)

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Three months ended September 30
C$ and in millions	2020	2019
Net income	321	440
Financing costs	187	201
Income taxes	109	144
Depreciation	540	489
Amortization of intangible assets	233	160
EBITDA	1,390	1,434
Add restructuring and other costs included in EBITDA	58	29
EBITDA – excluding restructuring and other costs	1,448	1,463
Add lease-up period and other equity losses related to real estate joint ventures	8	—
Adjusted EBITDA	1,456	1,463

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended September 30
C$ and in millions	2020	2019
EBITDA	1,390	1,434
Deduct non-cash gains from the sale of property, plant and equipment	(1)	(3)
Restructuring and other costs, net of disbursements	(5)	(3)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(59)	(31)
Effects of lease principal (IFRS 16 impact)	(90)	(62)
Leases formerly accounted for as finance leases (IFRS 16 impact)	16	13
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	25	14
Net employee defined benefit plans expense	25	20
Employer contributions to employee defined benefit plans	(10)	(11)
Interest paid	(195)	(208)
Interest received	4	2
Capital expenditures (excluding spectrum licences)[1]	(741)	(748)
Free cash flow before income taxes	359	417
Income taxes paid, net of refunds	(198)	(97)
Free cash flow	161	320

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $15.3 billion in annual revenue and 15.7 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com